

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2020

Edward M. Kaye, M.D.
Chief Executive Officer
Stoke Therapeutics, Inc.
45 Wiggins Avenue
Bedford, MA 01730

>   **Re: Stoke Therapeutics, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed July 20, 2020**
>   **File No. 333-239801**

Dear Dr. Kaye:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Abby Adams at (202) 551-6902 with any questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Life Sciences